

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2010

Molly Country, President
Subprime Advantage, Inc.
501 W. Broadway, Suite A-323
San Diego, California 92101

      Re: Subprime Advantage, Inc.
              Amendment No. 4 to Registration Statement on Form S-1
              Filed June 11, 2010
              File No. 333-164850

Dear Ms. Country:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

We have entered into a real estate…, page 10

1. Please expand your discussion to indicate why you believe you will be eligible for a $49,000 mortgage on a property valued at $50,000 and at the stated interest rate. In addition, clarify that the rate stated is applicable to investment property.

Use of Proceeds, page 12

2. Please update the amount of available cash in this section as of March 31, 2010 or based on the most recent balance sheet date as shown in the financial statements. Please also update this information in the Overview and Milestones sections on pages 21 and 44, respectively, to clearly state the current amount of available equity capital.

Dilution, page 15

3. Please update the dilution information in this section as of March 31, 2010 or based on the most recent balance sheet date as shown in the financial statements.

Business Development Summary, page 21

4. We note your response to comment two from our letter dated May 28, 2010 and the related revisions in your filing. Please enhance your disclosure as to the criteria you intend to use when determining to make real estate acquisitions. On page 26, you state that acquisition of these properties will be based on, among other things, their "condition" and "location." You further state that you intend to only acquire properties which have "minimal expenses." Please elaborate with a view to providing investors a sense of the types of conditions, locations and minimal expenses you are seeking. To the extent your current property acquisition reflects these criteria, please clearly state so.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

5. We note your response to comment three from our letter dated May 28, 2010 and the related revisions in your filing. We further note the following statement:

    - "This property is in a central location within the Las Vegas (sic), offers many amenities and has a desirable floor plan. These factors may assist in the signing of a profitable lease agreement," page 20.

    Please provide sources, marked and dated, for this statement and the bases of these beliefs or remove this statement from your document.

6. We note your response to comment three from our letter dated May 28, 2010 and the related revisions in your filing on pages 8 and 43. We further note your statement on page 43 that inability to secure a lease with a tenant would require additional financing after three months. Please enhance your disclosure to discuss:

    - how your current cash reserves of approximately $1,600 are sufficient to maintain a vacant property for three months,
    - how you plan on securing additional financing to cover expenses for the subsequent nine months should you be unable to secure a lease with a tenant, and
    - how failure to secure a lease with a tenant and obtain funding will impact the stages you set forth beginning on page 21.

    Please also revise your risk factor on page 8 as appropriate. We reissue comment three in part from our letter dated May 28, 2010 as it pertains to the points above.

7. In addition, please further expand your disclosure to:

    - indicate whether the acquisition was an arms-length transaction,
    - clarify why the acquisition is completed in view of your current negotiations and your rescission rights,
    - clarify that you seek a modified mortgage of $49,000, and
    - state your intent in the event the mortgage is not modified to that amount and the termination date of the rescission.

8. Please update the accounts payable information on page 46 as of March 31, 2010 or based on the most recent balance sheet date as shown in the financial statements. Please also update your Liquidity and Capital Resources section to discuss how failure to obtain funding and failure to find a tenant for your property may impact your liquidity and capital resources for the next twelve months.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Babula, Accountant, at (202) 551-3339 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535 or me at (202) 551-3720 with any other questions.

                                            Sincerely,

                                            H. Christopher Owings
                                            Assistant Director

cc: Donald Stoecklein, Esq.
        Stoecklein Law Group
        Via Facsimile